March 22, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      TETRA Technologies, Inc. (File no. 1-13455)
Proxy Statement and Related Materials for
2010 Annual Meeting of Stockholders

Ladies and Gentlemen:

Transmitted herewith for filing under the Securities Exchange Act of 1934, as amended, is TETRA Technologies, Inc.’s Notice of Annual Meeting of Stockholders, Proxy Statement, Form of Proxy and 2007 Long Term Incentive Compensation Plan (the “Plan”). These materials will be made available to stockholders of TETRA Technologies, Inc. (the “Company”) on or about March 22, 2010. The Notice of Internet Availability of Proxy Materials will be filed separately as definitive additional materials, and will be mailed to stockholders of the Company on or about March 22, 2010.  These filings will be effected through the EDGAR electronic filing system.

The Company expects to file a registration statement on Form S-8 by May 17, 2010 with respect to shares that may be issued under the Plan.

If any questions should arise in connection with this submission, please contact the undersigned at (281) 364-2241.

Very Truly Yours,

/s/Bass C. Wallace, Jr.
Bass C. Wallace, Jr.
General Counsel